Exhibit 10.1

**EIGHTH AMENDMENT TO CODE SHARE AND
REVENUE SHARING AGREEMENT AND
SETTLEMENT AGREEMENT**

THIS EIGHT AMENDMENT TO CODE SHARE AND REVENUE SHARING AGREEMENT AND SETTLEMENT AGREEMENT (this "Eighth Amendment") is made and entered into as of May 12, 2008 (the "Effective Date"), between US AIRWAYS, INC., a Delaware corporation ("US Airways"), MESA AIRLINES, INC., a Nevada corporation ("Mesa"), AIR MIDWEST, INC., a Kansas corporation ("AM"), and FREEDOM AIRLINES, INC., a Nevada corporation ("Freedom"). Mesa, AM and Freedom are referred to collectively as the "Mesa Group".

RECITALS:

A.   US Airways and the Mesa Group are parties to that certain Code Share and Revenue Sharing Agreement, dated as of February 1, 2001, as amended by: (1) the First Amendment to Code Share and Revenue Sharing Agreement, dated to be effective April 27, 2001; (2) the Second Amendment to Code Share and Revenue Sharing Agreement, dated as of October 24, 2002; (3) the Third Amendment to Code Share and Revenue Sharing Agreement, dated as of January 29, 2003; (4) the Fourth Amendment to Code Share and Revenue Sharing Agreement and Release, dated as of September 5, 2003; (5) the Fifth Amendment to Code Share and Revenue Agreement, dated as of January 28, 2005; (6) the Sixth Amendment to Code Share and Revenue Sharing Agreement and Settlement Agreement, dated as of July 27, 2005; and (7) the Seventh Amendment to Code Share and Revenue Sharing Agreement and Settlement, Assignment and Assumption Agreement (collectively, the "Code Share Agreement"). All capitalized terms used herein, but not otherwise defined herein, shall have the meanings given to such terms in the Code Share Agreement. It is the intent of the parties that this Eighth Amendment and the subject matter addressed herein is integral to the entirety of the Code Share Agreement and is not severable therefrom.

B.   The Code Share Agreement requires the Mesa Group to provide certain Flight Services and Other Services for US Airways, pursuant to the terms and conditions of the Code Share Agreement.

C.   The Mesa Group and US Airways desire to amend the Code Share Agreement pursuant to the terms and conditions of this Eighth Amendment.

D.   The Mesa Group and US Airways desire to settle certain amounts payable by the Mesa Group to US Airways.

NOW, THEREFORE, in consideration of the promises, covenants, representations and warranties hereinafter set forth, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, US Airways and the Mesa Group agree as set forth below:

1.   The parties agree that Section 5 of the Code Share Agreement is amended by adding the following new paragraph 5.8:

5.8 Damages [*]. Mesa acknowledges that, [*] for [*] reasons within Mesa's control [*]. As a result [*], US Airways incurred damages of $[*]. US Airways withheld $[*] from the payments made to Mesa [*], leaving a balance owning by Mesa to US Airways [*]. Mesa agrees to pay this amount to US Airways as follows: [*]. In the event that Mesa fails to make any of the payments described above, and such failure continues for 5 days after notice thereof from US Airways, US Airways may, at its option and upon 30 days' written notice, reduce [*] by up to all of the remaining [*], notwithstanding any provisions of the Code Share Agreement to the contrary.

2.   Release. Except as set forth in this Eighth Amendment, and subject to Mesa's obligation to make the payments set forth above (or in the event of Mesa's failure to make such payments, to reduce [*]), US Airways fully and finally releases, acquits and forever discharges the Mesa Group from any and all claims and demands for reimbursement costs or payment of damages or other liabilities resulting [*] that occurred during the period [*]. The parties agree and acknowledge that they shall not be bound to use this Eighth Amendment as the basis for resolving any similar or dissimilar claims that may arise between them in the future.

3.   Effect. Except as set forth in this Eighth Amendment, all of the terms and conditions of the Code Share Agreement shall remain in full force and effect and be applicable to this Eighth Amendment.

4.   Counterparts. This Eighth Amendment may be executed in counterparts, all of which when taken together shall be one and the same document.

5.   Entire Agreement. This Eighth Amendment constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior understandings with respect thereto.

[signature page follows]

US AIRWAYS, INC.

By:_____
Name:_____
Title:_____

MESA AIRLINES, INC.

By:_____
Name:_____
Title:_____

FREEDOM AIRLINES, INC.

By:_____
Name:_____
Title:_____

AIR MIDWEST, INC.

By:_____
Name:_____
Title:_____